Exhibit 11.1

IPC HOLDINGS, LTD. AND SUBSIDIARIES

RECONCILIATION OF BASIC AND DILUTED NET INCOME PER COMMON SHARE

(Expressed in thousands of U.S. dollars, except for share amounts)

A reconciliation of basic and diluted earnings per share (“EPS”) is given in the following table:

	Net Income (unaudited)	Shares outstanding and equivalents	Amount per Share
Quarter ended March 31, 2008:
Basic EPS (available to common shareholders)	$82,569	57,427,602	$1.44
Diluted EPS	$86,803	66,182,884	$1.31

Quarter ended March 31, 2007:
Basic EPS (available to common shareholders)	$73,021	63,697,354	$1.15
Diluted EPS	$77,207	72,076,514	$1.07